Exhibit 99.2

(Excerpt Translation)

Amendment to the Japanese Extraordinary Report and amendments thereto which were filed on November 7, 2006 and November 8, 2006, respectively, with respect to the sale of the shares of common stock of the Company in the overseas markets (the “International Offering”), intended to amend some contents of such Extraordinary Report due to the determination of some offering terms which were undetermined in such Extraordinary Report, pursuant to Article 7 of the Securities and Exchange Law of Japan as applied mutatis mutandis to Article 24-5, paragraph 5 of the said law, submitted to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 20, 2006, which includes the following:

1.	Amendment to the number of shares to be offered for sale
2.	Amendment to the offering price
3.	Amendment to the Aggregate amount of the offering price
4.	Amendment to the names of Underwriters
5.	Amendment to delivery date